Exhibit 4.5
Description of the Company’s Capital Stock
The following is a description of the authorized capital stock of Nuance Communications, Inc. (the “Company”). This summary is qualified by reference to the actual provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), and Amended and Restated Bylaws (the “Bylaws”), copies of which have been filed with the Securities and Exchange Commission, and to the provisions of the Delaware statutes described herein.
Common Stock
The Company’s authorized common stock consists of 560,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”). The Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and is listed for trading on the Nasdaq Global Select Market under the trading symbol “NUAN”.
Holders of the Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of preferred stock that may be issued in the future.
In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock then outstanding, if any. Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to Common Stock. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of the Preferred Stock, as discussed below.
Preferred Stock
The Company’s Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 40,000,000 shares of preferred stock, $0.001 par value (“Preferred Stock”), in one or more series.
No shares of Preferred Stock are outstanding.
The Charter currently designates two series of preferred stock: 1,000,000 shares as Series A Participating Preferred Stock and 15,000,000 shares as Series B Preferred Stock.
The Series A Participating Preferred Stock, if issued, have no conversion or redemption rights and upon a liquidation would entitle holders to the greater of $1,000.00 per share or an amount equal to the payment made on one share of the Common Stock. The holders of Series A Participating Preferred Stock are entitled to cumulative dividends at the rate of the greater of (x) $1.00 per quarter per share and (y) 1,000 times the amount of all cash and 1,000 times the amount of all non-cash dividends declared on the Common Stock since the prior dividend payment, payable when, and if declared by the Company’s Board of Directors. The Series A Participating Preferred Stock ranks junior to all other series of Preferred Stock as to the payment of dividends and the distribution of assets.
The Series B Preferred Stock is convertible into shares of Common Stock on a one-for-one basis. The Series B Preferred Stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The holders of Series B Preferred Stock are entitled to non-cumulative dividends at the rate of $0.05 per annum per share, payable when, and if declared by the Company’s Board of Directors.
The undesignated shares of Preferred Stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Company’s Board of Directors upon issuance of the Preferred Stock. The Company’s right to issue shares of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the rights of the holders of Common Stock as follows:

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Dividends.  Preferred Stock is entitled to receive dividends out of any legally available assets, when and if declared by the Company’s Board of Directors and prior and in preference to any declaration or payment of any dividend on the Common Stock. In addition, after the first issuance of the Series A Participating Preferred Stock, the Company cannot declare a dividend or make any distribution on the Common Stock unless the Company concurrently declares a dividend on such Series A Participating Preferred Stock. Moreover, the Company cannot pay dividends or make any distribution on the Common Stock as long as dividends payable to the Series A Participating Preferred Stock are in arrears. With respect to the Series B Preferred Stock, the Company cannot declare a dividend or make any distribution on the Common Stock unless full dividends on the Series B Preferred Stock have been paid or declared and the sum sufficient for the payment set apart.

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Voting Rights.  Each share of Series A Participating Preferred Stock entitles its holder to 1,000 votes on all matters submitted to a vote of Company stockholders. In addition, the Series A Participating Preferred Stock and the holders of Common Stock vote together as one class on all matters submitted to a vote of our stockholders. The holders of Series B Preferred Stock are not entitled to vote on any matter (except as provided in Delaware law in connection with amendments to the Charter that, among other things, would alter or change the rights and preferences of the class, in which case each share of Series B Preferred Stock would be entitled to one vote). However, the Series B Preferred Stock is convertible into Common Stock, and as a result, may dilute the voting power of the common stock.

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Liquidation, Dissolution or Winding Up.  The Preferred Stock is entitled to certain liquidation preferences upon the occurrence of a liquidation, dissolution or winding up of the Company. If there are insufficient assets or funds to permit this preferential amount, then the Company’s entire assets and all of our funds legally available for distribution will be distributed ratably among the holders of Preferred Stock. The remaining assets, if any, will be distributed to the holders of Common Stock on a pro rata basis.

•	Preemptive Rights. The Series A Participating Preferred Stock and Series B Preferred Stock do not have any preemptive rights.
Anti-Takeover Provisions of Delaware Law and the Charter and Bylaws
Certain provisions of Delaware law and the Charter and Bylaws could make the acquisition of the Company by means of a tender offer, or the acquisition of control of the Company by means of a proxy contest or otherwise more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of the Company to negotiate with the Company’s Board of Directors. The Company believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.
Delaware Anti-Takeover Law.  The Company is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a

“business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by the Company’s Board of Directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Other Provisions in the Charter and Bylaws.  The Company’s Charter and Bylaws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, the Charter provides that stockholders may not take action by written consent without a meeting, but must take any action at a duly called annual or special meeting. This provision makes it more difficult for stockholders to take action opposed by the Company’s Board of Directors.
The Charter does not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Company’s Board of Directors based on the number of shares of Common Stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Company’s Board of Directors to influence the Board of Directors’ decision regarding a takeover.
Under the Charter, 24,000,000 shares of Preferred Stock remain undesignated. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors, without stockholder approval, to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of the Company.
The Bylaws contain advance notice procedures that apply to stockholder proposals and the nomination of candidates for election as directors by stockholders other than nominations made pursuant to the notice given by the Company with respect to such meetings or nominations made by or at the direction of the Company’s Board of Directors.
Lastly, the Bylaws do not provide for right of stockholders to act by written consent without a meeting.
These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC, is the transfer agent and registrar for the Common Stock.